FOR IMMEDIATE RELEASE

AutoChina International Reports 2013 Second Quarter and Six Months Financial Results,

Including an 89.1% Increase in Commercial Vehicles Leased

Shijiazhuang, Hebei Province, China – September 13, 2013 – AutoChina International Limited (“AutoChina” or the “Company”) (OTC: AUTCF), China’s largest commercial vehicle sales, servicing, leasing, and support network, today reported financial results for the second quarter and six months ended June 30, 2013.

Operational Highlights

•	3,195 commercial vehicles leased in second quarter of 2013, an 89.1% increase from 1,690 in prior-year period
•	AutoChina opened one new commercial vehicle financing and service center in Fujian province in the second quarter of 2013. As of June 30, 2013, the Company operated 535 financing and service centers, compared to 514 at June 30, 2012.
•	AutoChina expects margin expansion as finance and insurance income grows as a percentage of revenue

Q2 2013 Financial Highlights (comparisons are year over year)

•	Total revenues of $172.1 million, up 64.2% from $104.8 million, largely due to the increase in new commercial vehicle leases initiated during Q2 2013
•	Gross profit of $18.0 million, compared to $25.3 million, primarily as a result of the significantly larger number of new trucks purchased for leases initiated during Q2 2013, which is relatively low margin, and greater finance income, which is relatively high margin, in Q2 2012 due to a higher number of vehicles being under lease during such period
•	Net income of $4.4 million, compared to $8.4 million
•	Adjusted EBITDA of $10.0 million, compared to $15.3 million

Six Months 2013 Financial Highlights (comparisons are year over year)

•	Total revenues of $243.5 million, up 17.1% from $207.9 million
•	Gross profit of $32.4 million, compared to $50.0 million
•	Net income of $4.8 million, compared to $16.4 million
•	Adjusted EBITDA of $14.2 million, compared to $31.5 million

Operational and Market Review

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “For the second quarter of 2013, we were pleased to have achieved more than 3,000 new commercial vehicle leases. This marks the first time AutoChina has exceeded this number since the third quarter of 2011 when we began seeing a downward turn in the market. As a result of the significantly higher number of new commercial vehicle leases signed in the second quarter of 2013, we reported $172.1 million in revenues for the period, a year-over-year increase of 64.2%. However, our margins were adversely impacted by the increase in new leases, which increased the revenue contributions from the lower-margin initial establishment of new leases relative to the higher-margin monthly amortized finance income. We anticipate margins will improve as these new leases generate finance income over the next two years, increasing the percentage of revenues from finance and insurance income.”

Mr. Li continued, “According to a report by Research in China, China’s heavy truck industry began to show signs of stabilization in terms of both output and sales volume, with sales volume increasing 8.36% year over year in the first half of 2013. We are encouraged by these statistics and by the improved results from the stores we opened in southern China in 2011 and 2012. We continue to believe that China’s continued investment in economic development and infrastructure will support steady, long-term growth in the heavy truck market. AutoChina intentionally slowed its geographic expansion during a period of weaker demand and worked to provide our customers with services in addition to specialty finance, such as various types of insurance and access to logistics services and a truck marketplace via a new customer-facing website. We understand that AutoChina’s customers operate in commercial markets that are prone to cyclical fluctuations but believe that this product expansion has helped to lay a foundation for growth now that the market has begun to show signs of improvement. We will continue working to grow our specialty finance business while exploring other potential opportunities that we believe will help to diversify our business and add value to our shareholders.”

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September 13, 2013

Heavy Truck Sales

The Company leased 3,195 commercial vehicles in the second quarter of 2013, an 89.1% increase from 1,690 in the second quarter of 2012, primarily as a result of increasing stabilization in China’s heavy truck market and improved performance from AutoChina’s commercial vehicle financing and service centers that were part of the Company’s expansion efforts in southern China in 2011 and 2012.

Since launching its commercial vehicle sales and leasing business in March 2008, the Company has leased over 41,000 trucks. The Company repossessed 165 vehicles whose lessees had defaulted on installment payments, sold 226 of these vehicles and other vehicles repossessed in prior periods, and recorded two vehicles as total losses during the three months ended June 30, 2013. In comparison, there were 281 vehicles repossessed, 138 vehicles sold and five loss vehicles recorded in the three months ended June 30, 2012.

Used Vehicle Leasing

Under the Company’s used commercial vehicle sale-leaseback program, 38 used trucks were leased in the second quarter of 2013, compared to 244 in the prior-year period.

Insurance Agency Services

The Company launched its own insurance agency business in December 2011 and during the 2013 second quarter signed agreements with three additional major insurance companies to sell insurance: China Continent Property and Casualty Insurance Co., Ltd, China Pacific Insurance Group, and People’s Insurance Company of China. AutoChina now has seven such agreements in place. AutoChina’s 535 store locations are each licensed to sell insurance from these carrier partners.

Expansion of Specialty Finance Store Network

During the 2013 second quarter, AutoChina opened one new commercial vehicle financing and service center in Fujian province. As of June 30, 2013, the Company operated 535 financing and service centers, compared to 514 centers at June 30, 2012. The Company operates commercial vehicle financing and service centers in the Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan, and Zhejiang areas of China.

Financial Review

Note: As part of the transaction to purchase the Kai Yuan Center office space, AutoChina, through its wholly owned subsidiary AutoChina Group Inc., acquired 100% of the equity of Heat Planet Holdings Limited (“Heat Planet”) and its subsidiaries, which was controlled by Mr. Li. Heat Planet’s primary asset consists of the 23 floors, or over 60,000 square meters, of newly constructed office space in the Kai Yuan Center building. The acquisition closed on September 11, 2012. As both AutoChina and the acquired companies were under the common control of Mr. Li immediately before and after the merger, the transaction was accounted for as common control merger, and using merger accounting as if the merger had been consummated at the beginning of the earliest period presented, and no gain or loss is recognized. The Company has adjusted its financial statements for the six months ended June 30, 2012, to account for operating results of Heat Planet and its subsidiaries to reflect the merger under common control.

2013 Second Quarter

•	Revenues for the second quarter ended June 30, 2013, were $172.1 million, a 64.2% increase from $104.8 million in the prior-year period. The Company reported $156.6 million in commercial vehicle revenues, and $15.5 million, or 9.0% of total revenues, in revenues related to finance and insurance.

•	Cost of sales during the period totaled $154.1 million, with an average cost per commercial vehicle of $48,000. Gross margin decreased to 10.5% for the three months ended June 30, 2013, from 24.2% for the prior-year period, primarily due to the significantly higher number of new leases established during the period, which increased the revenue contributions from the lower-margin initial establishment of new leases relative to the higher-margin monthly amortized finance income. AutoChina expects margins to improve as these new leases generate finance income over the next two years, increasing the percentage of revenues from finance and insurance income.

•	Net income in the three months ended June 30, 2013, was $4.4 million, or $0.18 per share based on 23.7 million diluted weighted average shares outstanding, compared to $8.4 million, or $0.36 per share based on 23.6 million diluted weighted average shares outstanding, in the three months ended June 30, 2012.

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September 13, 2013

•	Adjusted EBITDA, which is EBITDA excluding stock-based compensation and accretion of stock repurchase obligation, was $10.0 million for the quarter ended June 30, 2013, compared to $15.3 million in the prior-year quarter.

See “Non-GAAP Financial Measures” below for a description of Adjusted EBITDA.

Six Months 2013

•	Revenues for the six months ended June 30, 2013, were $243.5 million, a 17.1% increase from $207.9 million in the prior-year period. The Company reported $213.7 million in commercial vehicle revenues, and $29.8 million, or 12.2% of total revenues, in revenues related to finance and insurance.
•	Gross profit for the six months ended June 30, 2013, was $32.4 million, compared to $50.0 million in the prior-year period. Gross margin decreased to 13.3% for the six months ended June 30, 2013, from 24.0% for the prior-year period, primarily due to the reasons stated in the 2013 second quarter financial review.

•	Net income for six months ended June 30, 2013, was $4.8 million, or $0.20 per share based on 23.8 million diluted weighted average shares outstanding, compared to $16.4 million, or $0.70 per share based on 23.6 million diluted weighted average shares outstanding, in the prior-year period.

•	Adjusted EBITDA for the six months ended June 30, 2013, was $14.2 million, compared to $31.5 million in the prior-year period.

See “Non-GAAP Financial Measures” below for a description of Adjusted EBITDA.

Balance Sheet Highlights

At June 30, 2013, AutoChina’s cash and cash equivalents (not including restricted cash) were $65.4 million, working capital was $84.9 million, total debt was $177.0 million (including due to affiliates and accounts payable, related parties), and stockholders’ equity was $240.1 million, compared to $75.8 million, $105.4 million, $170.3 million, and $228.4 million, respectively, at December 31, 2012.

About AutoChina International Limited

AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network. AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.  As of June 30, 2013, the Company owned and operated 535 commercial vehicle financing centers across China, and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and

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September 13, 2013

•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company

Jason Wang

Chief Financial Officer

(858) 997-0680 / jcwang@kywmall.com

Investor Relations

The Equity Group Inc.

Carolyne Yu

Senior Associate

(415) 568-2255 / cyu@equityny.com

Adam Prior

Senior Vice President

(212) 836-9606 / aprior@equityny.com

AutoChina International Ltd.	Page 5
September 13, 2013

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
		As Adjusted		As Adjusted
Revenues
Commercial vehicles	$156,567	$81,293	$213,674	$161,736
Finance	10,279	19,546	20,780	40,278
Insurance	5,258	3,982	9,005	5,875
Total revenues	172,104	104,821	243,459	207,889

Cost of sales
Commercial vehicles	2,966	1,827	4,457	4,574
Commercial vehicles, related parties	150,239	77,182	204,956	152,979
Insurance	871	470	1,678	470
Total cost of sales	154,076	79,479	211,091	158,023

Gross profit	18,028	25,342	32,368	49,866

Operating (income) expenses
Selling and marketing	2,618	2,727	4,821	4,851
General and administrative	11,468	8,815	23,244	16,945
Interest expense	1,789	2,976	3,449	6,771
Interest expense, related parties	196	230	377	511
Other income, net	(4,227)	(322)	(6,640)	(890)
Total operating expenses	11,844	14,426	25,251	28,188

Income from operations	6,184	10,916	7,117	21,677

Other income
Interest income	135	117	227	152
Other income, net	135	117	227	152

Income before income taxes	6,319	11,033	7,344	21,829

Income tax provision	(1,959)	(2,635)	(2,571)	(5,403)

Net income	$4,360	$8,398	$4,773	$16,426

Foreign currency translation adjustment	4,182	(1,552)	5,010	(1,360)

Comprehensive income	$8,542	$6,846	$9,783	$15,067

Earnings per share
Basic	$0.19	$0.36	$0.20	$0.70

Diluted	$0.18	$0.36	$0.20	$0.70

Dividend declared per share	$—	$—	$—	$0.25

Weighted average shares outstanding
Basic	23,538,919	23,538,919	23,538,919	23,538,919
Diluted	23,687,491	23,561,344	23,777,275	23,613,692

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September 13, 2013

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	June 30,	December 31,
	2013	2012
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$65,356	$75,777
Restricted cash	973	160
Accounts receivable, net of provision for doubtful debts of $16,409 and $12,041 respectively	34,509	32,956
Inventories	6,350	6,728
Deposits for inventories	265	20
Prepaid expenses and other current assets	11,291	4,512
Current maturities of net investment in direct financing and sales-type leases, net of provision for doubtful debts of $249 and $296, respectively	179,601	196,213
Deferred income tax assets	1,863	—
Total current assets	300,208	316,366

Construction in progress	—	76,669
Property, equipment and leasehold improvements, net	82,831	4,985
Deferred income tax assets	3,757	2,547
Net investment in direct financing and sales-type leases, net of current maturities	69,272	38,739

Total assets	$456,068	$439,306

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to AutoChina of $89,015 and $75,412 as of June 30, 2013 and December 31, 2012, respectively)	$116,529	$102,458
Long-term payables, current portion (including long-term borrowings, current of the consolidated VIEs without recourse to AutoChina of nil and nil as of June 30, 2013 and December 31, 2012, respectively)	644	—
Accounts payable (including accounts payable of the consolidated VIEs without recourse to AutoChina of $1,097 and $68 as of June 30, 2013 and December 31, 2012, respectively)	9,860	16,392
Accounts payable, related parties (including accounts payable of the consolidated VIEs without recourse to AutoChina of $4,397 and $706 as of June 30, 2013 and December 31, 2012, respectively)	6,057	2,228
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to AutoChina of $8,122 and $4,857 as of June 30, 2013 and December 31, 2012, respectively)	18,589	15,049
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to AutoChina of $131 and $86 as of June 30, 2013 and December 31, 2012, respectively)	53,732	65,595
Customer deposits (including customer deposits of the consolidated VIEs without recourse to AutoChina of $537 and $161 as of June 30, 2013 and December 31, 2012, respectively)	2,854	1,956
Income tax payable (including income tax payable of the consolidated VIEs without recourse to AutoChina of $4,495 and $1,931 as of June 30, 2013 and December 31, 2012, respectively)	7,011	2,551
Deferred income tax liabilities (including deferred income tax liabilities of the consolidated VIEs without recourse to AutoChina of nil and nil as of June 30, 2013 and December 31, 2012, respectively)	—	4,717
Total current liabilities	215,276	210,946

Noncurrent liabilities
Long-term payables (including long-term borrowings of the consolidated VIEs without recourse to AutoChina of nil and nil as of June 30, 2013 and December 31, 2012, respectively)	707	—
Total liabilities	215,983	210,946

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September 13, 2013

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	June 30,	December 31,
	2013	2012
	(unaudited)
Commitment and Contingency

Shareholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized - 100,000,000 shares; issued and outstanding – 23,538,919 shares at June 30, 2013 and December 31, 2012, respectively	24	24
Additional paid-in capital	325,798	323,856
Statutory reserves	16,997	16,997
Accumulated losses	(130,714)	(135,487)
Accumulated other comprehensive income	27,980	22,970
Total shareholders’ equity	240,085	228,360

Total liabilities and shareholders’ equity	$456,068	$439,306

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September 13, 2013

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Six Months Ended June 30,
	2013	2012
		As Adjusted

Net cash provided by (used in) operating activities	$(14,977)	$136,433

Cash flow from investing activities:
Capital expenditure on construction in progress	—	(74,111)
Purchase of property, equipment and leasehold improvements	(1,095)	(1,689)
Repayment (borrowing) of due from an affiliate	—	7,903

Net cash used in investing activities	(1,095)	(67,897)

Cash flow from financing activities:
Proceeds from borrowings	57,363	29,185
Repayments of borrowings	(43,877)	(102,315)
Proceeds from affiliates for debt	7,651	113,419
Repayment to affiliates	(19,843)	(73,480)
Increase in accounts payable, related parties	204,956	152,979
Repayment to accounts payable, related parties	(201,207)	(136,116)
Dividend paid	—	(5,885)
Capital distribution	—	(29,358)

Net cash provided by used in financing activities	5,043	(51, 571)

Net cash provided by (used in) operating, investing and financing activities	(11,029)	16,965

Effect of foreign currency translation on cash and cash equivalents	608	(213)

Net increase (decrease) in cash and cash equivalents	(10,421)	16,752

Cash and cash equivalents, beginning of the period	75,777	43,048

Cash and cash equivalents, end of the period	$65,356	$59,800

Supplemental disclosure of cash flow information:
Interest paid	$3,589	$10,894
Income taxes paid	$5,855	$4,930

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September 13, 2013

Non-GAAP Financial Measures ($ in thousands)

A reconciliation of Adjusted EBITDA to net income is provided below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Net income	$4,360	$8,398	$4,773	$16,426
Interest expenses	1,985	3,206	3,826	7,282
Interest income	(135)	(117)	(227)	(152)
Income tax provision	1,959	2,635	2,571	5,403
Stock-based compensation	943	706	1,941	1,648
Depreciation & Amortization	869	496	1,342	919
Adjusted EBITDA	$9,981	$15,324	$14,226	$31,526

USE OF NON-GAAP MEASURES

AutoChina defines Adjusted EBITDA as net income before interest expense (income), income taxes, depreciation and amortization, as well as the exclusion of stock-based compensation and accretion of stock repurchase obligations. Adjusted EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure. Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted EBITDA, and the material limitations of therein. For example, Adjusted EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure. Therefore, Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP, since it omits the impact of these expenses incurred by AutoChina.

AutoChina believes that the presentation of these non-GAAP financial measures is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted EBITDA also facilitates management's internal comparisons to AutoChina's historical performance and liquidity. AutoChina computes Adjusted EBITDA using the same consistent method from quarter to quarter. The table above has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.